UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8‑K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 19, 2019

(Exact name of registrant as specified in its charter)

Delaware	0‑10967	36‑3161078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois		60631
(Address of principal executive offices)		(ZIP Code)

Registrant’s telephone number, including area code: (708) 831‑7483

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8‑K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a‑12 under the Exchange Act (17 CFR 240.14a‑12)

☐	Pre-commencement communications pursuant to Rule 14d‑2(b) under the Exchange Act (17 CFR 240.14d‑2(b))

☐	Pre-commencement communications pursuant to Rule 13e‑4(c) under the Exchange Act (17 CFR 240.13e‑4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b‑2 of the Securities Exchange Act of 1934 (§240.12b‑2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01Other Events.

On March 19, 2019, First Midwest Bancorp, Inc. (“First Midwest” or the “Company”) issued a press release announcing that its Board of Directors approved a stock repurchase program that authorizes the Company to repurchase up to $180 million of its outstanding common stock, or approximately 7.5% of the Company’s outstanding shares.  Stock repurchases under this program will be made from time to time on the open market or in privately negotiated transactions, at the discretion of the Company.  The program will be in effect for a one-year period, with repurchases made at prices to be determined by the Company.

The repurchase program does not obligate the Company to repurchase a specific dollar amount or number of shares, and the program may be extended, modified or discontinued at any time.

The press release, dated March 19, 2019, is attached to this report as Exhibit 99.1 and incorporated herein by reference.

Item 9.01Financial Statements and Exhibits.

(d)Exhibits.

99.1	Press Release issued by First Midwest Bancorp, Inc. dated March 19, 2019.

Forward-Looking Statements

This current report on Form 8-K, including the exhibits attached hereto, as well as any oral statements made by or on behalf of First Midwest, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “outlook,” “predict,” “project,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward- looking statements are made only as of the date of this report, and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information, events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to, the risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10-K for the year ended December 31, 2018, as well as subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could adversely impact First Midwest.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Bridgeview, First Midwest has filed a registration statement on Form S-4 (file no. 333-229674) with the SEC. The registration statement includes a proxy statement of Bridgeview, which also constitutes a prospectus of First Midwest, that will be sent to Bridgeview stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus because it contains important information about First Midwest, Bridgeview and the proposed transaction. This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest

Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: Chief Financial Officer, 4753 North Broadway, Chicago, Illinois 60640 or by calling (708) 594-7400.

Participants in this Transaction

First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed transaction. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 1, 2019. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MIDWEST BANCORP, INC.

Date:	March 19, 2019	By:	/s/ Nicholas J. Chulos
Nicholas J. Chulos Executive Vice President, General Counsel and Corporate Secretary